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SI

17005189

SEC
Mail Processing
Section

FEB 15 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 AVENUE OF THE AMERICAS - 27TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE DABBAH 212 697-9870
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 FEB 15 PM 1:43
SEC / TM

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

aub

DABBAH SECURITIES CORP.

Financial Statements

December 31, 2016

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of 31-Dec 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

GIUSEPPE FIORITO
Notary Public - State of New York
NO. 01FI6347213
Qualified in Queens County
My Commission Expires Aug 29, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dabbah Securities Corp.
Table of Contents
December 31, 2016

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dabbah Securities Corp.

We have audited the accompanying financial statements of Dabbah Securities Corp., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. Dabbah Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dabbah Securities Corp. as of December 31, 2016, and the results of its operations and. its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Dabbah Securities Corp.'s financial statements. The supplemental information is the responsibility of Dabbah Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and the regulations under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wesley, Mole', Kranz + Goldfeld, LLP

Woodbury, New York
February 10, 2017

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	5,116
Marketable securites		929,403
Due from broker		856,206
Other assets		11,640
Furniture, equipment and improvements, net of accumulated depreciation of $320,761		3,978
Total assets	$	1,806,343

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	5,288
Due to stockholder		213,086
Total liabilities	$	218,374
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$	59,800
Additional paid-in-capital		1,010,000
Retained earnings		518,169
Total stockholder's equity	$	1,587,969
Total liabilities and stockholder's equity	$	1,806,343

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

REVENUES		
Commissions	$	417,056
Trading gains, net of losses		393,544
Other income		8,338
Interest and dividends		18,274
Total revenues	$	837,212
EXPENSES		
Trading expenses and commissions	$	132,135
Employee compensation and related		48,075
Professional fees		53,344
License and registration fees		7,926
Depreciation		886
Interest		17,312
Insurance		41,943
General, administrative and other		167,187
Total expenses	$	468,808
Net income	$	368,404

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Shares	Common Stock	Additional Paid-In-Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	3,000	$ 59,800	$ 1,010,000	$ 149,765	$ 1,219,565
Net income	-	-	-	368,404	368,404
Balance at December 31, 2016	3,000	$ 59,800	$ 1,010,000	$ 518,169	$ 1,587,969

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 368,404
Adjustments to reconcile net income to net cash used in operating activities:	
Trading losses, net of gains	(393,544)
Depreciation	886
Cash flow from changes in assets and liabilities:	
Sales of marketable securities, net of purchases	122,153
Increase in due from broker	(78,740)
Increase in other assets	(6,032)
Decrease in accounts payable and accrued expenses	(4,006)
Total adjustments	(359,283)
Net cash provided by operating activities	$ 9,121
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	$ (2,774)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in due to stockholder	$ (15,131)
Net change in cash	$ (8,784)
Cash at beginning of year	13,900
Cash at end of year	$ 5,116
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 17,312
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

Dabbah Securities Corp.
Notes to Financial Statements
December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues are recorded on a trade date basis. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 10, 2017, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

Good Faith Deposit

At December 31, 2016 the Company maintained Good Faith Deposits totaling $90,000 with former and current clearing/trading firms. The Company's active deposits are invested in money market funds which maintain a constant $1 per share value.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Due To/From Broker

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives.

A summary of furniture and equipment is as follows:

Computer equipment	$ 171,643
Furniture and fixtures	72,834
Leasehold improvements	80,262
	324,739
Total cost	
Accumulated depreciation and amortization	(320,761)
Furniture and equipment, net	$ 3,978

NOTE 3 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 2016 marketable securities consisted of common stocks ($773,568), and options ($155,835).

NOTE 3 - MARKETABLE SECURITIES *(continued)*

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,004,822 which was $904,822 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .22 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 7 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. The Company's clearing broker will require the Company to fulfill the obligation of a customer account that goes into default. The Company monitors customer accounts intraday to mitigate such risk.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company occupies office space under a lease executed by an affiliated company. Rent is charged between the affiliated companies according to an expense sharing agreement.

NOTE 9 – DUE TO STOCKHOLDER

As of December 31, 2016, the Company's stockholder has made short-term advances amounting to $213,086. These advances are due on demand without interest.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

NET CAPITAL	
Total stockholder's equity	$ 1,587,969
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	$ 1,587,969
Additions: none	
Deductions:	
Non-allowable assets	$ (53,118)
Proprietary charges on commodities	(313,147)
Total deductions	$ (366,265)
Net capital before haircuts on securities positions	$ 1,221,704
Haircuts on securities	(216,882)
Net capital	$ 1,004,822
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 5,288
Due to stockholder	213,086
Total aggregate indebtedness	$ 218,374
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 14,558
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 904,822
Net capital less 120% of minimum required	$ 884,822
Ratio: Aggregate indebtedness to net capital	.22 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2016)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 1,004,822
No differences	-
Net capital per above	$ 1,004,822

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Dabbah Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Dabbah Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dabbah Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Dabbah Securities Corp.'s management is responsible for Dabbah Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2017

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Dabbah Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dabbah Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dabbah Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(2)(ii)] (the "exemption provisions") and (2) Dabbah Securities Corp. stated that Dabbah Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Dabbah Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dabbah Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2017

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

DABBAH SECURITIES CORP.
1370 AVENUE OF THE AMERICAS – 27TH FLOOR
NEW YORK, NY 10019

Exemption Report

Dabbah Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(K)(2)(ii).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(K)(2)(ii) throughout the most recent fiscal year (December 31, 2016) without exception.

Dabbah Securities Corp.

I, Steve Dabbah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Steve Dabbah

Steve Dabbah, President

Date: February 10, 2017

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of
Dabbah Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Dabbah Securities Corp. (the Company), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of the minimal financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described herein, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report recognizes that it is not practical in an organization the size of Dabbah Securities Corp. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of Management, the CFTC and other agencies such as the National Futures Association ("NFA") which rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2017

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NW 16: Personal Worksheet 18

BAC	↑24.06	.66	BRL	↑3.0852	0	TUH7	↑108.3438	- 02¼	RXH7 d	↑163.48	-.28
C	↑59.83	.88	GFA	↓1.61	-.02	FVH7	↑117-19+	- 08¾	KGC	↓3.93	-.05
JPM	↑89.56	1.41	SID	↓4.05	.03	TYH7	↑124-06+	- 12+	HL	↑6.53	.04
UYG	↑100.14	1.53	VALE	↓11.16	-.18	USH7	↓150-20	- 24	PAAS	↓20.85	.1
AKS US	↑8.57	-.19	ITUB	↑12.92	.14	WNH7	↑160-08	- 29	CNX	↓17.33	.33
EQC	↓30.51	-.16	HGH7	↑274.15	-4.15	BCX	↑8-27⅞	- 01	CTH7	s76.32	-.29
EMKR	↓10.25	.5	GCJ7	↑1229.4001	3.6001	C K7	s381¾	-1	SSRI	↓11.68	.07
SMH	↓75.74	-.59	PLJ7	↑1003	3.1002	C H7	s374¼	-1¼	TNA	↓109	1
ARNC	↓29.52	-.13	SIH7	↑17.945	.124	SMH7	s339.5	-3.7	KCK7	s145.95	-.6
AA	↑38.56	.08	ADH7	↑76.52	.12	GS	↑249.46	3.19	NOK	↑4.97	.01
IBOV d	↑66712.875	-254.76	BPH7	↑124.75	-.58	SMH7	s340	-4	CCK7 Co	s1905	-20
UTIL	↓667.3701	-4.2299	CDH7	↑76.495	-.045	BOH7	s34.14	-.03	SBK7	s20.37	.38
TRAN	↑9444.2188	-31.561	ECH7	↑1.0587	-.0023	O H7	s254	-¾	SBH7	s20.47	.47
INDU	↑20504.410	92.25	JYH7	↓87.6	-.47	W K7	s463½	-3½	S X7	s1023	-4¼
CCMP	↑5782.5742	18.6182	SFH7	↑99.48	-.09	W H7	s449½	-2¾	S N7	s1064¾	-9
SPX	↑2337.5801	9.3301	DXH7	↑101.22	.27	CLJ7	↓53.67	.24	S K7	s1056	-9¾
ESH7	↑2336.25	10	EURJPY	↑120.81	.271	CLH7	↓53.18	.25	S H7	s1045	-9¼

SN 117618 EST GMT-5:00 G260-35-0 14-Feb-2017 16:09:45

Gmail

Steve Dabbah <sddabbah@gmail.com>

Fingerprints.

Indira Kerrodar <Indira.Kerrodar@janoverllc.com> Tue, Feb 14, 2017 at 12:00 PM
Reply-To: Indira Kerrodar <Indira.Kerrodar@janoverllc.com>
To: steve@dabbahsecurities.com
Cc: Helene.Young@janoverllc.com
Bcc: SDDABBAH@gmail.com

Hi Steve:

Hope all's well with you. Helene asked me to forward the address where to submit fingerprints to FINRA. We recommend sending via fed ex or UPS (doesn't have to be overnight service but just to have proof of submission and delivery):

FINRA
Document Services

9509 Key Wet Avenue

3rd floor

Rockville, MD 20850

Have a wonderful day..........

Best regards

Indira Kerrodar

indira.kerrodar@janoverllc.com
Direct Line: 212.792.0466
Direct Fax: 516.495.5624

Office Line: 212.792.6300

Click here to send me a file(s)

www.janoverllc.com

Long Island 100 Quentin Roosevelt Blvd, Garden City, NY 11530 • 516.542.6300
New York City 485 Madison Avenue, 9th floor New York, NY 10022 • 212.792.6300

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